UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Auris Medical Announces Positive Results From Second Phase 1 Clinical Trial With Intranasal Betahistine

Auris Medical Holding AG (NASDAQ: EARS, the “Company”), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in neurotology and mental health supportive care, today announced positive results from the second Phase 1 trial evaluating intranasal betahistine in healthy volunteers. The study results demonstrated superior bioavailability over a range of four intranasal betahistine doses compared to oral betahistine, with plasma exposure being 6 to 29 times higher (p-value between 0.056 and p<0.0001). Further, it confirmed the good safety profile of intranasal betahistine and showed that the treatment was well tolerated when administered three times daily for three days.

The randomized double blind placebo controlled Phase 1 trial with dose escalation enrolled a total of 72 healthy volunteers. One group of study participants received a single dose of intranasal betahistine or placebo and, following a wash-out period, three doses daily for three days. Single doses were escalated up to 60 mg, and repeated doses up to 40 mg. For the latter, the maximum tolerated dose based on local tolerability was determined at 40 mg. The other group of study participants received oral betahistine or placebo for reference. Pharmacokinetic parameters in blood plasma were determined for betahistine and its metabolites, and relative bioavailability for intranasal betahistine was calculated compared to oral betahistine 48 mg, which is the maximum approved daily dose as marketed world-wide (ex US).

The Company plans to initiate two randomized double blind placebo controlled proof-of-concept studies with intranasal betahistine in the first quarter of 2019. In the Phase 2 “TRAVERS” clinical trial (program AM-125), the Company will enroll patients suffering from acute vertigo following vestibular schwannoma resection. In the next step for the AM-201 program, the Company will conduct a Phase 1 pharmacokinetic/pharmacodynamic study in healthy volunteers to evaluate intranasal betahistine in the prevention of olanzapine-induced weight gain.

Forward-looking Statements

This report may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, Auris Medical’s need for and ability to raise substantial additional funding to continue the development of its product candidates, the ability to pursue strategic partnering and non-dilutive funding for its Phase 3 programs, the results of Auris Medical’s review of strategic options and the outcome of any action taken as a result of such review, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F for the year ended December 31, 2017, and in Auris Medical's other filings with the SEC, which are available free of charge on the Securities Exchange Commission's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Auris Medical or to persons acting on behalf of Auris Medical are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Hernan Levett
	Name:	Hernan Levett
	Title:	Chief Financial Officer

Date: October 17, 2018